

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

Stefan Dubs
President
Streetex Corp.
Handelstr 1
Linkenheim-Hochstetten, Germany 76351

> **Re: Streetex Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 23, 2020**
> **File No. 333-249576**

Dear Mr. Dubs:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2020 letter.

Amendment No. 1 to Form S-1 filed December 23, 2020

Prospectus Summary, page 6

1. We note your response to our prior comment 1. We continue to believe, based on your minimal operations and minimal assets, that you are a shell company. We note in this regard that you do not identify any concrete activities of the company beyond preparatory activities, and that it appears from your response that there has been no concrete progress in the implementation of your business plan since your original filing. Please revise to identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company´s shares. Refer to Exchange Act Rule 12b-2. Discuss the resale limitations of Rule 144(i) in the filing.

Plan of Distribution, page 27

2.   We note your revised disclosure in response to our prior comment 6 that "Mr. Dubs, our sole officer and director, will sell the shares within the European Union (EU) countries (Germany, Austria, Czech Republic, France, Poland and others)." Please revise your disclosure to address applicable regulatory requirements under EU law related to your sale of securities registered in the United States to investors resident in EU countries.

        You may contact Scott Anderegg at 202-551-3342 or Jacqueline Kaufman at 202-551-3797 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services